082-04980

(A free translation of the original in Portuguese)

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Quarterly Information (ITR) at September 30 and June 30, 2007 and Report of Independent Accountants on Limited Reviews

SUPPL

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000
www.pwc.com/br

(A free translation of the original in Portuguese)

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Shareholders
CTEEP - Companhia de Transmissão de
Energia Elétrica Paulista

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarters ended September 30 and June 30, 2007. This information is the responsibility of the Company's management.

2 Our reviews were carried out in accordance with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 The statement of cash flows for the nine-month period ended September 30, 2007, contained in Note 27 to the quarterly information, is presented for purposes of additional analysis and is not a required part of the basic quarterly information. This information has been subjected to the auditing procedures described in paragraph 2 and is fairly presented in all material respects in relation to the quarterly information taken as a whole.

PRICEWATERHOUSECOOPERS

CTEEP - Companhia de Transmissão de
Energia Elétrica Paulista

5 As described in Note 24 to the quarterly information, pursuant to the decision of the 49th Labor Court of São Paulo, as from September 2005, Fundação CESP started to process the payroll of the participants in the supplementary pension plan regulated by Law No. 4819/58, through funds transferred by the Company, as carried out up to December 2003. In January 2006, the Attorneys' General Office of the State of São Paulo understood that the responsibility of the State Government is restricted to the limits set forth by the State Constitution in respect of the payment of pension benefits. Since then, the State Government started to disallow a portion of the resources transferred to the Company. Management of the Company, supported by its legal advisors, understands that the payment of the benefits related to the supplementary pension plan is the full responsibility of the State Government. Accordingly, the Company does not record any obligations relating to this plan in its quarterly information.

6 The Quarterly Information mentioned in paragraph one also includes comparative accounting information referring to the statement of income for the quarter and nine-month period ended September 30, 2006. The limited reviews of the Quarterly Information and the statement of cash flows for this quarter and nine-month period were conducted by other independent accountants, who issued a report thereon dated October 16, 2006, containing a qualification related to the Company's revenues arising from agreements entered into prior to October 31, 2003, which should have been taxed at a total rate of 3.65% for Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) instead of the 9.25% rate used up to May 31, 2006. Accordingly, the regulatory asset recorded by the Company should be reduced. On the other hand, the Company will have the right to offset the PIS and COFINS overpaid as from February 2004. The report also contained a matter of emphasis paragraph relating to the decision of the 49th Labor Court of São Paulo on the processing of the payroll of the supplementary pension plan regulated by Law No. 4819/58.

São Paulo, November 8, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Sérgio Eduardo Zamora
Contador CRC 1SP168728/O-4

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2007

01.01- IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04
4 - State Registration Number - NIRE		
353.001.705-71		

01.02 - HEAD OFFICE

1 - ADDRESS			2 - SUBURB OR DISTRICT	
Rua Casa do Ator, 1155			Vila Olímpia	
3 - POSTAL CODE	**4 - MUNICIPALITY**		**5 - STATE**	
04546-004	São Paulo		SP	
6 - AREA CODE	**7 - TELEPHONE**	**8 - TELEPHONE**	**9 - TELEPHONE**	**10 - TELEX**
11	3138-7560	3138-7559	-	
11 - AREA CODE	**12 - FAX**	**13 -FAX**	**14 -FAX**	
11	3138-7161	-	-	
15 - E-MAIL				
ri@cteep.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME				
Eduardo Feldmann Costa				
2 - ADDRESS		**3 - SUBURB OR DISTRICT**		
Rua Casa do Ator, 1155 - 10o. andar		Vila Olímpia		
4 - POSTAL CODE	**5 - MUNICIPALITY**			**6 - STATE**
04546-004	São Paulo			SP
7 - AREA CODE	**8 - TELEPHONE**	**9 - TELEPHONE**	**10 - TELEPHONE**	**11 - TELEX**
11	3138-7560	3138-7559	-	
12 - AREA CODE	**13 - FAX**	**14 - FAX**	**15 - FAX**	
11	3138-7161	-	-	
16 - E-MAIL				
ri@cteep.com.br				

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	**2 - END**	**3- QUARTER**	**4 - BEGINNING**	**5 - END**	**6 - QUARTER**	**7 - BEGINNING**	**8 - END**
1/1/2007	12/31/2007	3	7/1/2007	9/30/2007	2	4/1/2007	6/30/2007
9 - INDEPENDENT ACCOUNTANT						**10 - CVM CODE**	
PricewaterhouseCoopers Auditores Independentes						00287-9	
11 - PARTNER RESPONSIBLE					**12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE**		
Sérgio Eduardo Zamora					107.092.038-02		

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
September 30, 2007

01.01- IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

01.05 - CAPITAL COMPOSITION

Number of shares (Thousands)	Current Quarter 9/30/2007	Prior quarter 6/30/2007	Same quarter in prior year 9/30/2006
Paid-up capital			
1 - Common	62,559	62,558,663	62,558,663
2 - Preferred	86,726	86,726,372	86,726,372
3 - Total	149,285	149,285,035	149,285,035
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP Local Private
4 -ACTIVITY CODE 1120 - Electric energy
5 - MAIN ACTIVITY Electric energy transmission
6 - TYPE OF CONSOLIDATION Not presented
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exceptions

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	07/10/2007	Dividend	07/18/2007	ON	0.0016093174
02	RCA	07/10/2007	Dividend	07/18/2007	PN	0.0016093174
03	RCA	10/01/2007	Dividend	10/17/2007	ON	1.1622830000
04	RCA	10/01/2007	Dividend	10/17/2007	PN	1.1622830000
05	RCA	10/31/2007	Interest on shareholders' equity	11/19/2007	ON	1.3371400646
06	RCA	10/31/2007	Interest on shareholders' equity	11/19/2007	PN	1.3371400646

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

01.09 - CAPITAL SUBSCRIBED AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
11/09/2007	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2007

01 - IDENTIFICATION		
1 - CVM CODE	**2 - COMPANY NAME**	**3 - National Corporate Taxpayers' Registry (CNPJ)**
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 9/30/2007	4 - 6/30/2007
1	Total assets	4,970,225	5,005,406
1.01	Current assets	409,950	550,741
1.01.01	Cash and cash equivalents	99,578	249,951
1.01.02	Receivables	259,960	252,726
1.01.02.01	Trade accounts receivable	224,663	173,817
1.01.02.02	Sundry receivables	35,297	78,909
1.01.02.02.01	Amounts receivable from the State Finance Department	15,259	14,661
1.01.02.02.02	Deferred income tax and social contribution	12,572	30,041
1.01.02.02.03	Taxes and contributions to be offset	3,433	29,219
1.01.02.02.04	Pledges and restricted deposits	3,631	3,579
1.01.02.02.05	Prepaid expenses	402	1,409
1.01.03	Inventories	33,683	32,500
1.01.04	Other	16,729	15,564
1.02	Non-current assets	4,560,275	4,454,665
1.02.01	Long-term receivables	465,276	422,660
1.02.01.01	Sundry receivables	457,018	419,166
1.02.01.01.01	Trade accounts receivable	46,176	0
1.02.01.01.02	Amounts receivable from the State Finance Department	282,277	256,631
1.02.01.01.03	Deferred income tax and social contribution	75,011	84,103
1.02.01.01.04	Pledges and restricted deposits	48,710	66,983
1.02.01.01.05	Prepaid expenses	4,844	11,449
1.02.01.02	Receivables from related parties	0	0
1.02.01.02.01	Associated and similar companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	8,258	3,494
1.02.02	Permanent assets	4,094,999	4,032,005
1.02.02.01	Investments	0	0
1.02.02.01.01	In associated and similar companies	0	0
1.02.02.01.02	In associated and similar companies - goodwill	0	0
1.02.02.01.03	In subsidiaries	0	0
1.02.02.01.04	In subsidiaries - goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.02	Property, plant and equipment	4,034,185	3,974,405
1.02.02.03	Intangible assets	57,600	57,600
1.02.02.04	Deferred charges	3,214	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
September 30, 2007

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

02.02 - Balance Sheet - Liabilities and Shareholders' Equity (R$ thousand)

1 - Code	2 - Description	3 - 9/30/2007	4 - 6/30/2007
2	Total liabilities and shareholders' equity	4,970,225	5,005,406
2.01	Current liabilities	314,129	262,409
2.01.01	Loans and financing	110,464	50,056
2.01.02	Debentures	0	0
2.01.03	Suppliers	21,045	46,044
2.01.04	Taxes, charges and contributions	77,343	44,973
2.01.04.01	Taxes payable	44,311	16,544
2.01.04.02	Payroll charges payable	8,292	9,255
2.01.04.03	Regulatory charges payable	24,740	19,174
2.01.05	Dividends payable	2,448	1,667
2.01.05.01	Interest on shareholders' equity	867	877
2.01.05.02	Dividends	1,581	790
2.01.06	Provisions	56,909	106,392
2.01.07	Payables to related parties	0	0
2.01.08	Other	45,920	13,277
2.01.08.01	Amounts payable - Fundação CESP	7,521	7,273
2.01.08.02	Other	38,399	6,004
2.02	Non-current liabilities	592,074	635,128
2.02.01	Long-term liabilities	504,318	543,125
2.02.01.01	Loans and financing	548	561
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	225,434	289,660
2.02.01.04	Payables to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	278,336	252,904
2.02.01.06.01	Amounts payable - Fundação CESP	224,649	224,218
2.02.01.06.02	Special liabilities - Rever./ Amortization	24,053	24,053
2.02.01.06.04	Other	29,634	4,633
2.02.02	Deferred income	87,756	92,003
2.04	Shareholders' equity	4,064,022	4,107,869
2.04.01	Paid-up capital	462,000	462,000
2.04.02	Capital reserves	2,592,369	2,592,369
2.04.02.01	Donations and investment subsidies	1,952,573	1,952,573
2.04.02.02	Remuneration - Property, plant and equipment in progress and own capital	633,053	633,053
2.04.02.03	Tax incentives - Amazon Investment Fund (FINAM)	6,743	6,743
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary, associated and similar companies	0	0
2.04.04	Revenue reserves	180,687	181,436
2.04.04.01	Legal	92,400	92,400
2.04.04.02	Statutory	46,200	46,200
2.04.04.03	Contingencies	0	0
2.04.04.04	Unrealized profits	42,087	42,836
2.04.04.05	Retention of profits	0	0
2.04.04.06	Special for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings/accumulated deficit	828,300	871,398
2.04.06	Advance for future capital increase	666	666

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

03.01 - Statement of Income (R$ thousand)

1 - Code	2 - Description	1 - 7/1/2007 to 9/30/2007	2 - 1/1/2007 to 9/30/2007	3 - 7/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006
3.01	Gross sales and/or service revenues	427,715	1,165,743	363,197	1,045,030
3.01.01	Electricity network usage revenues	423,829	1,154,512	359,626	1,034,226
3.01.02	Other revenues	3,886	11,231	3,571	10,804
3.02	*Deductions from gross revenues*	(48,254)	(105,720)	25,015	(61,124)
3.03	Net sales and/or service revenues	379,461	1,060,023	388,212	983,906
3.04	Cost of sales and/or services	(78,492)	(280,727)	(48,277)	(263,279)
3.05	Gross profit	300,969	779,296	339,935	720,627
3.06	Operating expenses/ income	(11,444)	(47,222)	(85,340)	(252,625)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(29,136)	(141,911)	(138,364)	(297,852)
3.06.03	Financial	17,692	94,689	53,024	45,227
3.06.03.01	Financial income	25,022	111,581	57,652	116,964
3.06.03.02	Financial expenses	(7,330)	(16,892)	(4,628)	(71,737)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of investees	0	0	0	0
3.07	Operating results	289,525	732,074	254,595	468,002
3.08	Non-operating results	8,094	89,240	(160)	861
3.08.01	Income	8,387	89,850	1	1,429
3.08.02	Expenses	(293)	(610)	(161)	(568)
3.09	Profit before taxation and profit sharing	297,619	821,314	254,435	468,863
3.10	Provision for income tax and social contribution	(76,904)	(105,949)	(115,490)	(195,970)
3.11	Deferred income tax	(24,315)	(156,844)	30,303	36,321
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	54,354
3.15	Net income (loss) for the period	196,400	558,521	169,248	363,568
	NUMBER OF SHARES (THOUSAND), EXCLUDING TREASURY STOCK	149,285	149,285	149,285,035	149,285,035
	NET INCOME PER SHARE - R$	1.31560	3.74131	0.00113	0.00244
	LOSS PER SHARE - R$				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1 OPERATIONS

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company"), a publicly-traded company, is authorized to operate as an electric power public service concessionaire, and is principally engaged in the planning, construction and operation of electric power transmission systems, as well as in research and development programs related to energy transmission and other activities related to available technology. The Company's activities are regulated and inspected by the National Electric Power Agency (ANEEL).

The Company originated from the partial spin-off of CESP - Companhia Energética de São Paulo, and started its commercial operations as of April 1, 1999. On November 10, 2001, EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., derived from the partial spin-off of Eletropaulo - Eletricidade de São Paulo S.A., was merged into the Company.

In a privatization auction held on June 28, 2006, on the São Paulo Stock Exchange (BOVESPA), pursuant to Notice SF/001/2006, the São Paulo State Government, which was the majority shareholder up to then, sold 31,341,890,064 of its common shares, which account for 50.10% of the common shares issued by CTEEP. The winner of the auction was Interconexión Eléctrica S.A. E.S.P.

The financial settlement of the transaction took place on July 26, 2006, with the resulting transfer of the ownership of the aforementioned shares to ISA Capital do Brasil S.A., a Brazilian company controlled by Interconexión Eléctrica S.A. E.S.P., established to operate in Brazil, thus becoming CTEEP's controlling shareholder. This transaction was approved by ANEEL on July 25, 2006, pursuant to Authorizing Resolution No. 642/06, published in the Official Gazette on July 26, 2006.

On September 12, 2006, ISA Capital do Brasil S.A. purchased another 10,021,687 common shares issued by CTEEP, held by the Government of the State of São Paulo, and became the holder of 31,351,911,751 common shares.

On January 9, 2007, ISA Capital do Brasil S.A. acquired, through a public offering auction for the acquisition of shares held on BOVESPA, 24,572,554,070 common shares issued by CTEEP, corresponding to 39.28% of the total of this type of shares, pursuant to the public offering notice published on December 4, 2006.

As a result of this acquisition, ISA Capital do Brasil S.A. became the holder of 89.40% of the voting capital and 37.46% of the total capital of CTEEP. Thus, prior to the reverse stock split on July 12, 2007 (Note 15.d), of a total of 62,558,662 common shares, 55,924,465 are held by ISA Capital do Brasil S.A.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

- The Company's shares are traded on BOVESPA. Additionally, CTEEP has a Rule 144A American Depositary Receipts (ADRs) program in the United States. The depositary bank for the ADRs is the Bank of New York, and the custodian bank is Banco Itaú S.A.

2 CORPORATE GOVERNANCE

In September 2002, the Company adopted the Level-1 Corporate Governance Practices of BOVESPA. Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC).

The commitments assumed as a result of the adoption of corporate governance practices ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating the monitoring of management actions.

3 PRESENTATION OF THE QUARTERLY INFORMATION (ITR)

The Quarterly Information (ITR) was prepared in accordance with accounting practices adopted in Brazil, taking the following into consideration:

- Law No. 6404/76, amended by Law No. 9457/97 and Law No. 10303/01;
- The standards and regulations of the Brazilian Securities Commission ("CVM");
- The accounting practices issued by the Institute of Independent Auditors of Brazil ("IBRACON"); and
- The standards of specific legislation by the National Electric Power Agency (ANEEL) applicable to electric power public service concessionaires, including SFF/ANEEL Official Letters No. 2396, of December 28, 2006, 059, of January 11, 2007, 190, of February 1, 2005 and 302 of February 25, 2005.

In order to improve its disclosures to the market, the Company presents the following supplemental information:

- Cash flows

  Prepared in accordance with Accounting Standards and Procedures No. 20 of IBRACON, considering the main operations affecting the Company's cash and cash equivalents, presented in Note 27.

(All amounts in thousands of reais unless otherwise indicated)

- Changes in shareholders' equity

  Prepared pursuant to Resolution No. 59/86 and Deliberation No. 488/05 of the Brazilian Securities Commission (CVM), showing the changes that occurred in each account of shareholders' equity, presented in Note 15(b).

This Quarterly Information (ITR) is in conformity with the principles, methods and criteria adopted by the Company as of the closing of the 2006 fiscal year.

4 SIGNIFICANT ACCOUNTING PRACTICES

a. Financial investments

Financial investments are stated at cost plus accrued income up to the balance sheet date (Note 5).

b. Trade accounts receivable

Includes the amounts billed relating to the use of the basic network systems and other transmission facilities (DIT) by the electric power public service concessionaire and companies connected to these systems (Note 6).

c. Allowance for doubtful accounts

Comprises amounts whose realization is considered improbable at the balance sheet date.

d. Inventories

The materials in stock are appraised and recorded at average cost of purchase, which does not exceed the replacement value. The materials destined for property, plant and equipment are recorded in property, plant and equipment in progress.

e. Property, plant and equipment

The items that comprise the Company's property, plant and equipment are stated at cost of acquisiton and/or construction, including price-level restatements up to December 31, 1995, plus the Complementary Monetary Adjustment (CMC), introduced by Law No. 8200, of June 28, 1991, interest on shareholders' equity up to December 31, 1998, financial charges, monetary and foreign exchange variations on loans and financing linked to property, plant and equipment in progress; net of the accumulated depreciation and amortization.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Depreciation is computed on the straight-line basis, at annual rates that range from 2% to 8.3% for the assets connected to the transmission system, 10% for furniture and fixtures and 20% for vehicles, under the terms of ANEEL's Resolution No. 002, of December 24, 1997, amended by ANEEL's Resolution No. 44, of March 17, 1999. As from 2007, the depreciation will be computed pursuant to ANEEL's Normative Resolution No. 240, of December 5, 2006.

f. Income tax and social contribution

These are calculated in compliance with the provisions of applicable legislation, based on net income, adjusted by the inclusion of non-deductible expenses and the exclusion of non-taxable revenues and the inclusion and/or exclusion of temporary differences.

g. Provision for contingencies

This provision is recorded based on an evaluation of the probability of loss of the ongoing lawsuits, supported by reports prepared by the legal counsel engaged by the Company.

h. Deferred income

Refers to the negative goodwill recorded on the purchase of 49% of the common shares of
Empresa Paulista de Transmissão de Energia Elétrica S.A. (EPTE). These shares were held by the São Paulo State Finance Department and Companhia Paulista de Administração de Ativos (CPA) and were purchased on March 26, 1999 by Companhia Energética de São Paulo (CESP). Upon the partial spin-off of CESP, these shares and the negative goodwill were transferred to CTEEP. EPTE was merged into the Company on November 10, 2001.

This negative goodwil is being amortized monthly, on the straight-line basis, over the concession period of EPTE, and its maturity is December 2012.

i. Pension benefit plans

The Company sponsors pension and heath care plans for its employees, which are managed by Fundação CESP. The actuarial liabilities were calculated on the projected unit credit method, as set forth by CVM's Resolution No. 371, of December 13, 2000.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

j. Assets and liabilities subject to monetary/ foreign exchange adjustments

In the event these are subject to any type of restatement, they are monetarily adjusted based on the indices established by legislation or in the contract, up to the balance sheet date.

Based on the provisions of Accounting Instruction 6.3.10, item 4, of the Accounting Manual for the Electric Energy Public Service, the interest and other financial charges, as well as monetary/ foreign exchange variations, relating to financing obtained from third parties, effectively applied to property, plant and equipment in progress, comprise the costs recorded in this subgroup.

k. Estimates

The preparation of the Quarterly Information in accordance with accounting practices adopted in Brazil requires management to use some estimates to account for certain transactions affecting the Company's assets and liabilities, revenues and expenses, as well as the disclosure of information on the data of its accounting statements. The final results of these transactions and information, upon their actual realization in subsequent periods, may differ from the estimates. The principal estimates related to the Quarterly Information refer to the allowance for doubtful accounts, the provision for contingencies and the Voluntary Termination Program (PDV).

l. Interest on shareholders' equity

Interest on shareholders' equity is stated as an appropriation of results, directly in shareholders' equity, and, for tax purposes, it is classified as a financial expense, reducing the income tax and social contribution calculated on the profit for the year.

m. Net income per thousand shares

Determined taking into consideration the number of shares that comprise the Company's paid-up capital at the balance sheet date.

(All amounts in thousands of reais unless otherwise indicated)

5 CASH AND CASH EQUIVALENTS

	9.30.2007	6.30.2007
Cash and banks	36,316	48,813
Financial investments	63,262	201,138
	99,578	249,951

The financial investments refer to Bank Deposit Certificates and Debentures, whose profitability is linked to the variation of the Interbank Deposit Certificate (CDI) and have daily liquidity.

6 TRADE ACCOUNTS RECEIVABLE

			9.30.2007	6.30.2007
	Current	Long-term	Total	Total
Basic network	203,956	39,213	243,169	164,051
Other transmission facilities - DIT	20,707	6,963	27,670	9,766
	224,663	46,176	270,839	173,817

7 AMOUNTS RECEIVABLE - STATE FINANCE DEPARTMENT

			9.30.2007	6.30.2007
	Current	Long-term	Total	Total
Agreement for the Recognition and Consolidation of Liabilities (i)	12,633	48,426	61,059	61,703
Processing of the Payroll - Law 4819/58 (ii)	-	161,789	161,789	138,808
Sale of property (iii)	2,626	10,066	12,692	12,825
Labor proceedings - Law 4819/58 (iv)	-	61,996	61,996	57,956
Family allowances - Law 4819/58 (v)	-	2,218	2,218	2,218
Allowance for doubtful accounts	-	(2,218)	(2,218)	(2,218)
	15,259	282,277	297,536	271,292

i. Agreement for the Recognition and Consolidation of Liabilities

On May 2, 2002, an Agreement for the Recognition and Consolidation of Liabilities was entered into with the São Paulo State Finance Department, in which the State

(All amounts in thousands of reais unless otherwise indicated)

Government acknowledges and admits that it owes to the Company the amounts corresponding to the disbursements originally made by CESP - Companhia Energética de São Paulo, in the period from 1990 to 1999, for paying supplemental retirement and pension payrolls, arising from benefits under the terms of State Law No. 4819/58. The amount admitted was adjusted up to January 2002, by the variation of the Fiscal Unit of the São Paulo State Government (UFESP), and, as from February 2002, by the monthly variation of the General Market Price Index (IGP-M), plus 6% per annum. The reimbursement will be made in 120 monthly installments, starting on August 1, 2002 and with final settlement on July 1, 2012.

ii. Processing of the Payroll - Law 4819/58

The amount of R$ 161,789 refers to the remaining balance of the processing of the payroll of the supplemental pension plan regulated by State Law No. 4819/58, R$ 1,426 of which through individual injunctions from January to August 2005 and R$ 160,363 from September 2005 to September 2007 as a result of a court decision by the 49th Labor Court of São Paulo, whose payments are made by Fundação CESP, with resources received from the State Government and passed on by the Company (Note 24). This balance will not be monetarily adjusted and neither will include any type of earnings until the State Government approves its actual payment to the Company.

iii. Sale of a property

On July 31, 2002, a Private Transaction Instrument was signed, providing for the sale of a property, the recognition of liabilities and commitment to pay, with the State Finance Department, in which the State Government acknowledges and admits that it owes to the Company an amount corresponding to the market value of the total area of the property occupied by the State Government which is being partially used for the construction of prison units.

Therefore, the State Government committed to reimburse the Company of said amount in 120 monthly installments, the first of which on August 1, 2002 and final settlement on July 1, 2012, adjusted by the monthly variation of the General Market Price Index (IGP-M) plus interest of 6% per annum.

iv. Labor proceedings - Law 4819/58

These refer to certain labor proceedings settled by the Company, relating to employees who retired supported by State Law No. 4819/58, which are the

(All amounts in thousands of reais unless otherwise indicated)

responsibility of the State Government. This balance is not monetarily adjusted and will not include any type of earnings until the State Government approves its actual payment to the Company.

v. Family allowances - Law 4819/58

CESP - Companhia Energética de São Paulo made advances for the payment of monthly expenses related to family allowances arising from the benefits of State Law No. 4819/58, which were transferred to the Company upon the partial spin-off of CESP.

Considering the expectation of loss, the Company's management recorded an allowance for doubtful accounts, in non-current assets, in the amount of R$ 2,218.

8 TAXES AND CONTRIBUTIONS TO BE OFFSET

	9.30.2007	6.30.2007
Income tax	849	13,936
Social contribution	469	8,501
Social Contribution on Revenues (COFINS)	1,083	494
Social Integration Program (PIS)	235	5,504
Other	797	784
	3,433	29,219

9 DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

These refer to tax credits on the temporary differences in the determination of taxable income, mainly the provision for contingencies and the Voluntary Termination Program (PDV).

These credits, both current and long-term, will be realized as the contingencies and other related events are resolved.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

10 PROPERTY, PLANT AND EQUIPMENT

			9.30.2007	6.30.2007
	Adjusted cost	Accumulated depreciation	Net	Net
In Use				
Land (a)	44,538	-	44,538	44,681
Buildings, civil construction and improvements	584,567	(366,810)	217,757	219,274
Machinery and equipment	5,290,559	(2,404,967)	2,885,592	2,804,508
Vehicles	19,534	(18,092)	1,442	1,797
Furniture and fixtures	24,650	(14,248)	10,402	9,184
	5,963,848	(2,804,117)	3,159,731	3,079,444
In Progress	890,522	-	890,522	911,029
Special liabilities (b)				
Donations received	(16,068)	-	(16,068)	(16,068)
	6,838,302	(2,804,117)	4,034,185	3,974,405

In accordance with articles 63 and 64 of Decree No. 41019, of February 26, 1957, assets and installations used in the transmission of electric power are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the regulatory agency. ANEEL Resolution No. 20, of February 3, 1999, regulates the electric power utility concession assets, giving prior authorization for releasing assets no longer serviceable to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

(a) Lots of land owned by the Company in São José dos Campos, the book value of which is R$ 114. These lots of land are pledged as collateral in a tax collection proceeding relating to the Municipal Real Estate Tax (IPTU) (Note 13(b)).

(b) Special liabilities refer to assets the Company received from electric power public service concessionaires and customers to make investments in the concession.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

11 LOANS AND FINANCING

	9.30.2007				6.30.2007
	Current		Long-term		
	Principal	Charges	Principal	Total	Total
Local currency					
ELETROBRÁS	50	6	548	604	617
Banco Safra (a)	50,000	408	-	50,408	50,000
Banco Alfa (b)	50,000	-	-	50,000	-
Banco do Brasil (c)	10,000	-	-	10,000	-
	110,050	414	548	111,012	50,617

(a) Refers to a loan agreement with Banco Safra, entered into on June 21, 2007, in the amount of R$ 50,000, effective up to October 19, 2007. This loan bears monthly charges at the rate of 101.9% of the daily average of the Interbank Deposit Certificate (CDI) and falls due on the first business day of each month.

(b) Refers to a loan agreement with Banco Alfa, entered into on July 20, 2007, in the amount of R$ 50,000, effective up to May 26, 2008. This loan bears monthly charges at the rate of 103.85% of the daily average of the CDI and falls due on the last business day of each month.

(c) Refers to a loan agreement with Banco do Brasil, entered into on September 28, 2007, in the amount of R$ 10,000, effective up to September 8, 2008. This loan bears monthly charges at the rate of 103.0% of the daily average of the CDI and falls due on the last business day of each month.

These balances may be partially or fully repaid at any time throughout the terms of the agreements.

On September 17, 2007, the Company signed a loan agreement with the National Bank for Economic and Social Development (BNDES), in the amount of R$ 764.2 million. This amount accounts for 70% of the total investment, which includes construction aimed at system improvements, reinforcements, modernization of the current transmission system and new projects, and is part of the 2006/2008 Pluriannual Investment Plan. On October 25, 2007, R$ 400.0 million was released. The remaining R$ 364.2 million should be released by October 2008.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

12 TAXES PAYABLE

	9.30.2007	6.30.2007
Income tax	24,957	6,735
Social contribution	11,249	2,419
COFINS	5,440	4,682
PIS	1,180	1,015
Inspection fee - ANEEL	543	548
Other	942	1,145
	44,311	16,544

13 PROVISIONS

	9.30.2007			6.30.2007
	Current	Non-current	Total	Total
Vacation pay, 13th month salary and payroll charges	14,822	-	14,822	18,230
Profit Sharing - PLR	5,111	-	5,111	-
Voluntary Termination Program - PDV	36,976	19,522	56,498	110,567
Contingencies	-	205,912	205,912	267,256
	56,909	225,434	282,343	396,053

(a) Voluntary Termination Program (PDV)

The Company, which had 2,737 employees as of October 31, 2006, approved a Voluntary Termination Program, with an adhesion period from November 21 to November 30, 2006 obtaining 1,534 adhesions.

Due to this fact, there were 1,444 employee terminations, 1,121 of which in 2007 (167 in the third quarter) and 323 in 2006, which represented expenses of R$ 328,291 and R$ 78,979, respectively. The expenses with the PDV include financial incentives, Government Severance Indemnity Fund for Employees (FGTS) fine, prior notice and health care assistance, among others.

(b) Provision for Contingencies

On a quarterly basis, the contingencies are assessed and classified as regards the

(All amounts in thousands of reals unless otherwise indicated)

probability of an unfavorable outcome, as follows:

	9.30.2007			6.30.2007		
Type	Provision	Escrow deposits	Net liabilities	Provision	Escrow deposits	Net Liabilities
Labor (i)	125,797	15,659	110,138	150,740	15,127	135,613
Civil	5,143	-	5,143	1,023	-	1,023
Tax- IPTU (ii)	67,343	-	67,343	70,144	-	70,144
Tax - COFINS (iii)	-	18,907	(18,907)	38,524	38,524	-
Social security - INSS (iv)	7,629	7,629	-	6,825	6,825	-
	205,912	42,195	163,717	267,256	60,476	206,780

Escrow deposits are recorded in current and non-current assets under "Pledges and restricted deposits".

The Company is a party to tax, labor and civil lawsuits, whose unfavorable outcomes are regarded as possible by management, based on the assessment of its legal counsel, in the estimated amount of R$ 18,754 (6.30.07 - R$ 24,736), mainly labor lawsuits, for which no provisions have been recorded.

(i) Labor

The Company assumed responsibility for certain lawsuits at different courts, mainly arising from CESP's partial spin-off and the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A.

(ii) Tax - Municipal Real Estate Tax (IPTU)

The Company recognizes a provision to cover debts with the municipal governments of São Paulo and São José dos Campos, in the amounts of R$ 7,081, and R$ 60,262, respectively, totaling R$ 67,343.

The provision for the São Paulo municipal government refers to the process of rectification of areas, due to discrepancies in CTEEP's registration data, whereas the provision for the São José dos Campos municipal government involves land undergoing expropriation.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(iii) Social Contribution on Revenues (COFINS)

The Company is challenging in court the constitutionality of the increase in the COFINS rate and calculation basis, in the amounts of R$ 27,392 and R$ 11,132, respectively.

The Company obtained a favorable outcome as regards the increase in the calculation basis and an unfavorable outcome in relation to the increase in the rate. Accordingly, in the third quarter of 2007, the Company reversed the portion of the provision related to the increase in the calculation basis against results and that referring to the increase in the COFINS rate against the related escrow deposit. The Company has started a process to release the escrow deposit which, as adjusted, corresponds to R$ 18,907.

(iv) National Institute of Social Security (INSS)

On August 10, 2001, the Company received from the National Institute of Social Security (INSS) a delinquency notice for nonpayment of social security contribution on compensation paid to its employees in the form of meal tickets, morning snack and basket of food staples for the period from April 1999 to July 2001. Accordingly, management decided to establish a reserve and make an escrow deposit in the amount of R$ 7,629, recorded in non-current assets, under "Pledges and restricted deposits".

14 AMOUNTS PAYABLE - FUNDAÇÃO CESP

The amounts classified in current and long-term liabilities refer to the balances of two debt acknowledgement agreements for financing of actuarial deficit with Fundação CESP, totaling R$ 232,170 (06.30.07 - R$ 231,491), related to Settled Proportional Pension Plans (BSPS), with monthly payments and final maturities scheduled for September and November 2017, adjusted based on the greater of actuarial cost variation (General Price Index - Internal Availability (IGP-DI) plus interest of 6% per year) or the TR (a managed prime rate) plus interest of 8% per year.

As defined in the related agreements, at the end of the fiscal year, balances are adjusted for determining contributions for the subsequent year, according to actuarial deficits or surpluses, calculated in accordance with the actuarial methodology of Fundação CESP.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

As of December 31, 2006, the date of the last actuarial evaluation, as required by CVM Resolution No. 371/00, the calculation of the liabilities with the private pension entity did not result in any need to record additional liabilities.

15 SHAREHOLDERS' EQUITY

(a) Capital

The Company's authorized capital is R$ 1,469,090, R$ 615,696 of which refers to common shares and R$ 853,394 to preferred shares, all of which are book-entry and have no par value.

Subscribed and paid-up capital is R$ 462,000, comprised of 149,285,034 shares, 62,558,662 of which are common shares and 86,726,372 preferred.

Common shares are entitled to one vote in the decisions of the general meetings.

Preferred shares are nonvoting, but have priority in capital reimbursement and payment of noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

(b) Changes in shareholders' equity

The changes in shareholders' equity during 2007 are as follows:

	Quarter	Accumulated
Opening balance	4,107,869	3,745,505
Lapsed dividends	-	243
Dividends paid	(240,247)	(240,247)
Net income for the period	196,400	558,521
	4,064,022	4,064,022

(c) Payment of dividends

At an Extraordinary General Meeting held on July 10, 2007, the Board of Directors decided to pay dividends to the shareholders, in the amount of R$ 240,247, which corresponds to R$ 1.609317 per thousand shares. The payment commenced as of July 18, 2007.

(All amounts in thousands of reais unless otherwise indicated)

(d) Reverse stock split

At an Extraordinary General Meeting (AGE) held on July 12, 2007, the stockholders approved the proposal of the Board of Directors held on June 18,2007 for the reverse stock split of the Company's shares at the ratio of one new share for each existing one thousand shares of each class.

This reverse stock split will not change the amount of the Company's capital and its aim is to align with the trading standards adopted by the São Paulo Stock Exchange (BOVESPA), as the latter has been instructing publicly-held companies to adopt a unit quotation for their shares instead of the quotation per one thousand shares. This should allow for more favorable conditions in the trading of the shares issued by the Company.

16 REVENUES FROM ELECTRICITY NETWORK USAGE

Revenues from electricity network usage, accumulated in 2007, amounted to R$ 1,154,512 (R$ 1,034,226 accumulated in 2006). This revenue comprises the following:

	9.30.2007		9.30.2006	
	Quarter	Accumulated	Quarter	Accumulated
Basic network				
Existing assets	265,408	797,368	263,779	782,311
New investments	70,376	163,759	32,198	97,930
Surplus (Deficit)	5,273	8,201	8,620	(1,654)
Adjustment	18,185	11,916	(3,096)	(2,250)
	359,242	981,244	301,501	876,337
Other transmission facilities - DIT				
Existing assets	19,250	52,722	17,161	67,712
New investments	6,667	15,555	11,756	17,749
Adjustment	9,428	9,428	-	-
	35,345	77,705	28,917	85,461
Charges				
Fuel Consumption Account - CCC	14,148	52,261	17,065	41,418
Energy Development Account - CDE	12,346	35,328	10,613	26,888
Alternative Source Incentive Program (PROINFA)	2,748	7,974	1,530	4,122
	29,242	95,563	29,208	72,428
	423,829	1,154,512	359,626	1,034,226

(All amounts in thousands of reais unless otherwise indicated)

(a) Allowed Annual Revenue (RAP) of the Miguel Reale Substation

In December 2002, ANEEL authorized CTEEP to implement the Miguel Reale Substation expansion project, whose investment value used to calculate the RAP was R$ 323,236.

In September 2004, ANEEL performed an inspection in order to validate the investments made in the project and concluded that the investment amounts should be reduced, for purposes of setting a new amount of the RAP, retroactively to July 2004, by R$ 232,164.

Due to the reduction in the investments of said project, the related annual amount of the RAP beginning July 2005 was then reduced by R$ 32,251. The Company considers this reduction invalid and filed Official Letter OF/F No. 2828, of July 8, 2005, with ANEEL claiming its restoration.

On March 2, 2006, through Official Letter No. 321/06, the Financial and Economic Oversight Board (SFF) of ANEEL submitted an Inspection Follow-up Report (RAF) that analyzed CTEEP's request and upheld the SFF's initial position.

On March 23, 2006, through Official Letter OF/F No. 1372/06, CTEEP filed an Administrative Appeal with ANEEL, requesting a review of SFF's position.

(b) Periodic Review of Allowed Annual Revenue (RAP)

In accordance with Concession Agreement No. 59, signed with the Federal Government on June 20, 2001, through the intermediation of ANEEL, every four years as from the date on which this agreement was signed, ANEEL will make a periodic review of the Allowed Annual Revenue (RAP) of electric energy transmission related to the facilities of authorized projects whose business operations commenced after December 31, 1999, for the purpose of promoting efficiency and low rates, in accordance with the methodology approved by Normative Resolution No. 257, of March 6, 2007.

Through Resolution No. 488, of June 26, 2007, the result of the first periodic rate review of Companhia de Transmissão de Energia Elétrica Paulista - CTEEP was approved, reducing the Allowed Annual Revenue (RAP) by 26.15%, to be applied to the Basic Network - New Facilities (RBNI) and Other Facilities - New Investments (RCDM) portions effective on July 1, 2005.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The effects of this rate adjustment will be backdated to July 1, 2005. The difference in the amounts charged from July 2005 to June 30, 2007, amounting to R$ 66,688, will be offset in 24 (twenty-four) months by means of the contractual mechanism for an adjustment portion. The effects referring to the period from July 1, 2007 to June 30, 2008 were considered in Authorizing Resolution No. 496.

(c) Annual Revenue Adjustment

On June 29, 2007, Authorizing Resolution No. 496 was issued, establishing CTEEP's annual allowed revenues for making available the transmission facilities that comprise the Basic Network and Other Transmission Facilities, for a twelve-month cycle from July 1, 2007 to June 30, 2008.

According to the mentioned Resolution, the Allowed Annual Revenue (RAP) of CTEEP, which was R$ 1,314,400 on July 1, 2006 increased to R$ 1,478,456 on July 1, 2007, representing an increment of R$ 164,056 or 12.5%.

The analysis of the revenue effective from July 1, 2007 to June 30, 2008 is as follows:

Basic network	
Existing assets	940,542
New investments	174,618
	1,115,160
Other transmission facilities - DIT	
Existing assets.	270,584
New investments	20,060
	290,644
LT Chavantes Botucatu	12,047
Adjustment	60,605
	1,478,456

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

17 COST OF SERVICES AND GENERAL AND ADMINISTRATIVE EXPENSES

	9.30.2007		9.30.2006	
	Quarter	Accumulated	Quarter	Accumulated
Personnel	48,174	166,038	81,308	256,029
Services	11,054	43,680	19,167	59,478
Depreciation	43,688	129,047	42,563	127,041
Other	4,712	83,873	43,603	118,583
	107,628	422,638	186,641	561,131

18 FINANCIAL INCOME AND EXPENSES

	9.30.2007		9.30.2006	
	Quarter	Accumulated	Quarter	Accumulated
Income				
Income from financial investments	2,141	19,274	17,148	61,138
Interest receivable	15,244	18,131	1,178	4,009
Adjustment - CETEMEQ	-	54,769	-	-
Adjustment of tax credits - PIS/COFINS	-	1,822	33,856	33,856
Amortization of negative goodwill	4,247	12,739	4,246	12,739
Monetary and foreign exchange variations	1,861	2,972	713	3,597
Other	1,529	1,874	511	1,625
	25,022	111,581	57,652	116,964
Expenses				
Interest on shareholders' equity	-	-	-	(54,354)
Debt charges	(4,588)	(7,217)	(1,937)	(6,258)
Tax on Bank Account Outflows - CPMF	(1,467)	(6,345)	(1,416)	(5,209)
Charges on Global Reversal Reserve (RGR)	(279)	(837)	(279)	(837)
Monetary and foreign exchange variations	(522)	(1,255)	(622)	(4,170)
Other	(474)	(1,238)	(374)	(909)
	(7,330)	(16,892)	(4,628)	(71,737)

19 INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME

The Company records monthly provisions for income tax and social contribution on the accrual basis, calculated based on monthly trial balances (for tax suspension and reduction purposes).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Accumulated			
	9.30.2007		9.30.2006	
	Inc. Tax	Social Cont.	Inc. Tax	Social Cont.
Profit before taxation	821,314	821,314	468,863	468,863
Provision for labor contingencies	9,916	9,916	4,175	4,175
Provision for tax contingency - IPTU	7,584	7,584	8,514	8,514
Provision for civil contingency	4,120	-	-	-
Negative goodwill on investment acquisition	(12,739)	(12,739)	22,805	15,503
Reversal of provisions	(528,390)	(498,973)	(20,056)	(20,056)
Regulatory asset - Constitution	(4,191)	(4,191)	(35,001)	(35,001)
Regulatory asset - Realization	833	833	41,483	41,483
Regulatory asset - Reversal	6,605	6,605	88,696	88,696
Tax incentive - Rouanet Law	180	-	490	490
Other	624	-	254	192
Calculation basis	305,856	330,349	580,223	572,859
15% rate	(45,878)		(87,034)	
10% rate	(30,568)		(58,004)	
9% rate		(29,732)		(51,557)
Tax incentives	229		625	
Provision for Income Tax and Social Contribution	(76,217)	(29,732)	(144,413)	(51,557)
Deferred Income Tax and Social Contribution	(119,635)	(37,209)	26,613	9,708
Income Tax and Social Contribution Expense	(195,852)	(66,941)	(117,800)	(41,849)

20 SALE OF THE TECHNICAL CENTER FOR EQUIPMENT MAINTENANCE - CETEMEQ

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was signed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo") relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, whose market price is R$ 70,496, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation by Eletropaulo of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

In December 2000, the net book value of this asset, in the amount of R$ 4,904, was written off from property, plant and equipment, and the related sale, deferred taxes on the gain resulting from the sale, allowance for doubtful accounts and tax credits were recorded.

On February 27, 2007, through a Private Transaction Agreement entered into by and between Eletropaulo and CTEEP, the parties agreed to the following:

a) The real property subject to the collection lawsuits was appraised at R$ 125,265, and, accordingly, the Company recorded financial income due to monetary adjustment of R$ 54,769;

b) From the agreed-upon amount mentioned in the prior item, R$ 35,562 was deducted as IPTU (Municipal Real Estate Tax) levied on real properties that, upon the partial spin-off of Eletropaulo, were transferred to EPTE, which was in turn merged into CTEEP. This amount was originally due by CTEEP to the São Paulo Municipal Government, and settled by Eletropaulo at the time it joined REFIS (Tax Debt Refinancing Program) of the Municipality of São Paulo, resulting in Eletropaulo's receivable from CTEEP;

c) Accordingly, on March 6, 2007, Eletropaulo made a deposit in the amount of R$ 89,703 in an account at Banco ABN AMRO REAL S.A., whose release to CTEEP was linked to the publication of the ratification decision by one of the courts involved in this settlement, which occurred on March 19, 2007;

d) On March 27, 2007, through letter CT/P/918/2007, CTEEP requested from Banco ABN AMRO REAL S.A. the transfer of the total amount to its investment account, thus terminating the disposal process of CETEMEQ; and

e) Eletropaulo assumes the commitment to provide for the regularization of the ownership status of the real properties transferred by it to EPTE/CTEEP, subject of the agreement in question, as well as any others that may be in its possession but belonging to CTEEP, as a result of the Memorandum for Partial Spin-off of Eletropaulo, dated December 22, 1997.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

21 CONCESSIONS

Through Administrative Rule No. 185, of June 6, 2001, issued by the Ministry of Mines and Energy (MME), the concession held by the Company for the electric power transmission service related to the basic network and other transmission facilities was extended for 20 years, as from July 8, 1995.

Accordingly, on June 20, 2001, the concession agreement No. 059 for the electric power transmission service was entered into by and between CTEEP and the concession authority, through ANEEL.

This concession agreement was amended on December 14, 2001, in view of the merger of EPTE into the Company. The initially agreed conditions were maintained, except for the Allowed Annual Revenue (RAP), which was reduced by 0.58% in July 2002 and 3.56% in July 2003, equivalent to 50% of the efficiency gains expected from the merger, whose effects were recognized in ANEEL Ratifying Resolutions in those months.

Due to the acquisition of the shareholder control of CTEEP by ISA Capital do Brasil S.A., on June 28, 2006, the Second Amendment to Concession Agreement 059/2001 - ANEEL of CTEEP was signed on January 29, 2007, in order to reflect this reality of the new controlling shareholder. In this amendment, the initially agreed-upon conditions were maintained and a clause was added defining that the goodwill paid in the auction, as well as the special obligations and amounts arising from State Law No. 4819/58 provided for in Sale Notice SF/001/2006, will not be considered by ANEEL for purposes of evaluation of the economic and financial balance of the concession. Also as a result of this amendment, ISA Capital do Brasil S.A. and Interconexión Eléctrica S.A. E.S.P. (Colombia) assume the commitment to make capital contributions to CTEEP.

22 FINANCIAL INSTRUMENTS

The Company's main source of revenues is the use of its electric power transmission system by other concessionaires and agents. Its annual revenue related to the basic network and other transmission facilities is defined by ANEEL, pursuant to prevailing legislation.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The main risk factors inherent to the Company's operations may be identified as follows:

Credit risk - the Company has agreements with the National Electric System Operator (ONS), concessionaires and other agents for regulating the provision of services related to the basic network for 215 users, with a bank guarantee clause. Likewise, the Company has agreements regulating the provision of services in other transmission facilities with 32 concessionaires and other agents, with a bank guarantee clause.

Price risk - pursuant to the concession agreement, the Company's revenues are annually adjusted by ANEEL based on the variation of the General Market Price Index (IGP-M), and part of the revenues is subject to periodic review every four years (Note 16(b)).

Interest rate risk - the debt agreements with Fundação CESP bear interest based on the variation of the General Price Index - Internal Availability [IGP-DI] plus 6% per annum, or the TR (a managed prime rate) plus interest of 8% per year, whichever is higher (Note 14).

The carrying amounts of asset and liability financial instruments, compared with the amounts that might be obtained in active market trading, or in the absence thereof, with the net present value adjusted at the prevailing market interest rate, approximate their market values.

23 COLLECTION LAWSUIT FILED BY ELETROBRÁS AGAINST ELETROPAULO AND EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - ELETROBRÁS filed a collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A. - "Eletropaulo") referring to the balance of a certain financing agreement. Eletropaulo did not agree with the criteria for monetarily adjusting the said financing agreement and made escrow deposits for the amounts it understood to be due to ELETROBRÁS. In 1999, a judgment was issued on the aforementioned lawsuit, ordering Eletropaulo to pay the balance calculated by ELETROBRÁS.

(All amounts in thousands of reais unless otherwise indicated)

Under the partial spin-off protocol of Eletropaulo, made on December 31, 1997 and which resulted in the establishment of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. and other companies, Eletropaulo is solely liable for obligations of any kind referring to acts up to the spin-off date, except for contingent liabilities whose provisions had been allocated in the spin-off process. In the case in question, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, leaving it clear that Eletropaulo was exclusively liable for the said contingency. At the time of the spin-off, there was only the transfer to EPTE assets of an escrow deposit in the historical amount of R$ 4.00, made in 1988 by Eletropaulo, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the aforementioned financing agreement, and allocation to EPTE's liabilities of the same amount referring to this debt.

Therefore, under the partial spin-off protocol of Eletropaulo, EPTE would be liable for known and ascertained debts in the exact adjusted amount available in the aforementioned escrow deposit made in 1988, and Eletropaulo would be liable for the contingent liabilities referring to the difference between the amount demanded in court by ELETROBRÁS and the adjusted amount of the escrow deposit. In October 2001, ELETROBRÁS executed the sentence referring to the financing agreement, charging R$ 429 million to Eletropaulo and R$ 49 million to EPTE, understanding that EPTE would pay its part with the adjusted amounts of the escrow deposit. EPTE was merged into CTEEP on November 10, 2001, succeeding it in its rights and obligations.

On September 26, 2003, a decision of the Court of Justice of the State of Rio de Janeiro was published, excluding Eletropaulo from the execution of the aforementioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal in the Superior Court of Justice and an Extraordinary Appeal in the Federal Supreme Court to maintain the collection regarding Eletropaulo. Appeals similar to those of ELETROBRÁS were filed by CTEEP, and the Company's Special Appeal is already registered with the Superior Court of Justice under No. 809,672.

On June 29, 2006, the Superior Court of Justice accepted the special appeal filed by CTEEP, with respect to reversing the decision of the Court of Justice of the State of Rio de Janeiro that excluded Eletropaulo from the execution action filed by ELETROBRÁS. As a result, the execution action filed by ELETROBRÁS against Eletropaulo and EPTE will proceed, as per the lower court decision, ensuring CTEEP's right of defense as EPTE's successor.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Due to said acceptance by the Superior Court of Justice, on December 4, 2006, Eletropaulo filed a special appeal, which was rejected, according to the decision published on April 16, 2007. In light of the Superior Court of Justice's decision, understanding that the pre-execution exception offered by Eletropaulo is not suitable, unless the execution of the decision is amended or suspended, which is not probable, the Company believes that ELETROBRÁS will insist on the execution of the decision, as described above.

With respect to that debt and in view of the formal documents of the partial spin-off of Eletropaulo, CTEEP, according to the understanding of its Management and legal counsel, is only liable for the payment equivalent to the adjusted amount of the escrow deposit made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right. On the other hand, the Company has not recognized a reserve for the remaining contingency, which the Company understands as being the liability of Eletropaulo, from which the debt is being so charged by ELETROBRÁS.

The total contingency is currently estimated at approximately R$ 924,583.

24 SUPPLEMENTARY PENSION PLAN REGULATED BY STATE LAW No. 4819/58

Significant event notices

- **July 19, 2005**

  "In compliance with CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista comes public to clarify aspects related to the supplementary pension plan regulated by State Law No. 4819/58. This plan applies to employees hired up to May 13, 1974, as mentioned in Note 23.1 to the financial statements of the Company as of December 31, 2004. The funds required to cover the charges of the plan are the responsibility of the appropriate agencies of the Government of the State of São Paulo; this was implemented according to an agreement entered into on December 10, 1999 between the São Paulo State Finance Department and the Company, effective until December 31, 2003. Such procedure was regularly performed until December 2003 by Fundação CESP, with funds from the State Finance Department, transferred by CTEEP. In January 2004, the Finance Department began to directly process those payments, without the participation of CTEEP and Fundação CESP.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The decision of the 49th Labor Court of São Paulo was reported to CTEEP on July 11, 2005 (lawsuit No. 1339/2005-1), authorizing Fundação CESP to resume processing the payment of benefits established by State Law No. 4819/58, according to the respective regulation, in the same manner that had been made until December 2003, with funds transferred by CTEEP. On July 13, 2005, the 49th Labor Court of São Paulo gave 60 days for the fulfillment of this decision. In the website of the Regional Labor Court of São Paulo, there is a summary of a similar decision (lawsuit SDC No. 20058200400002000) of June 30, 2005, determining that Fundação CESP, using the funds transferred by CTEEP, may process again the beneficiaries' retirement and pension payments established by State Law No. 4819/58.

To comply with the mentioned court decisions, CTEEP must require, on a monthly basis, the necessary funds from the São Paulo State Finance Department, to be transferred to Fundação CESP, which must process the payments to the beneficiaries. Said decisions apply to about 6,500 beneficiaries, with a monthly expense in the amount of R$ 23 million, which, in the understanding of CTEEP, is the responsibility of the State of São Paulo, as it was through December 2003. Consequently, CTEEP will challenge said judicial decisions, as it understands that the responsibility for the payment of the abovementioned benefits is, under applicable legislation, of the State of São Paulo."

- **January 27, 2006**

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction No. 358/02, comes public to announce a change in procedure by the State Finance Department, due to a recent understanding of the State Attorney General regarding the transfer of funds to CTEEP for compliance with the decision of the 49th Labor Court of São Paulo, which authorized Fundação CESP to once again process the pension plan benefit payments established by State Law No. 4819/58 using funds received from the State of São Paulo and transferred by CTEEP. This matter has been previously addressed in Note 22 of the Quarterly Information (ITR) of CTEEP as of September 30, 2005.

The State Finance Department transferred to CTEEP, on January 27, 2006, an amount lower than necessary to comply with the decision of the 49th Labor Court. The effective expenditure of CTEEP this month for purposes of said court decision was R$ 19,725, transferred to Fundação CESP, having received R$ 14,976 from the State Finance Department for this purpose. The State Finance Department informed that this month it disallowed certain expenses

(All amounts in thousands of reais unless otherwise indicated)

due to the recent understanding by the State Attorney General regarding the State's responsibility in this case. The decision of the 49th Labor Court currently applies to 5,528 beneficiaries. The State Finance Department continues directly paying 794 benefits established by State Law No. 4819/58.

CTEEP is still endeavoring to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law No. 4819/58 to the State Finance Department. CTEEP confirms its legal department's understanding that expenses arising from State Law No. 4819/58 and related regulation are the full responsibility of the State Finance Department, and is analyzing the applicable actions to safeguard the Company's interests."

- ***February 24, 2006***

  "CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction No. 358/2002, comes public to announce, supplementing the information included in the Significant Event Notice of January 27, 2006, that, in February 2006, the State Finance Department transferred to CTEEP the amount of R$ 12,802 to comply with the decision of the 49th Labor Court of São Paulo, which ruled that Fundação CESP must process the pension plan benefit payments established by State Law No. 4819/58, using the funds received from the State of São Paulo and transferred by CTEEP. In February, CTEEP's total expenditure to comply with said court decision was R$ 19,652.

  CTEEP continues its efforts to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law No. 4819/58 to the State Finance Department, and will take other actions to safeguard the Company's interests."

Decision of the 49th Labor Court of São Paulo

On April 27, 2006, the 49th Labor Court of São Paulo rendered a decision on the above mentioned lawsuit, considering valid, in part, the claim at issue and maintaining the effects of the early relief previously granted (Significant Event Notice dated July 19, 2005), in addition to ordering the payment of the amounts overdue. On May 8, 2006, CTEEP filed appeals requesting clarification of the decision and amendment of certain aspects thereof.

The decision of the Superior Court of Justice issued on June 19, 2006, declaring that the State Court System has authority to judge the labor claims filed with the

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Labor Court directly seeking the amounts established by State Law No. 4819/58, annulled the decision of the 49th Labor Court of São Paulo and ordered that the case be submitted to an administrative court of the State Finance Department. As a result of the decision of the Superior Court of Justice, the amounts established by State Law No. 4819/58 will once again be paid directly by the São Paulo State Finance Department and no longer by Fundação CESP through a transfer from CTEEP, as it had been performed in accordance with the decision of the 49th Labor Court of São Paulo, which has now been annulled.

On June 28, 2006, the Superior Court of Justice granted an injunction to suspend the effects of the decision rendered by the same court on the conflict of jurisdiction on June 19, 2006. According to the notification received by CTEEP on June 30, 2006, the decision of the 49th Labor Court of São Paulo, which ordered the payment of the pension plan benefits as per State Law No. 4819/58 by Fundação CESP, using cash resources from the State of São Paulo transferred by CTEEP, shall prevail.

Current status

As a result of the aforementioned facts and by force of said decision of the 49th Labor Court of São Paulo, as well as the decision of the Superior Court of Justice, CTEEP passed on to Fundação CESP, in the period of September 2005 to September 2007, the amount of R$ 555,364 for paying the benefits under State Law No. 4819/58, having received from the State Finance Department the amount of R$ 395,001 for this purpose. The difference between the amount passed on to Fundação CESP and the amount reimbursed by the State Finance Department, of R$ 160,363, is being claimed by the Company at the administrative level (Note 7).

On the other hand, on October 20, 2005, CTEEP received from the State Attorney General (PGE) a copy of that agency's statement, dated October 6, 2005, regarding the consultation by the State Finance Department on the scope of said court decisions. In this statement, the State Attorney General concludes that the decision of the 49th Labor Court of São Paulo applies subjectively to the State Finance Department, which is the defendant in the claim. Accordingly, the State Attorney General concluded that "in the current scenario, the State Finance Department is liable for the full reimbursement of the amounts disbursed by CTEEP for compliance with the court decision regarding labor claim No. 1,145/2005-6, in progress at the 49th Labor Court of São Paulo". On the other hand, in the same statement, the State Attorney General concludes that the decision issued by the Regional Labor Court, whose effects are suspended by the injunction obtained as a result of the Claim for Correction, does not fully apply to the State Finance Department, which was removed from the lawsuit at the plaintiff Union's request. In

(All amounts in thousands of reais unless otherwise indicated)

this case, the State Finance Department should, according to the State Attorney General, reimburse CTEEP, under the strict limits of State Law No. 4819/58, excluding possible benefits, established by the related regulation, that surpass or that are in conflict with the specific legislation.

In view of all the matters described above, the State Attorney General, through Official Letter No. 01, dated February 10, 2006, and related Technical Note No. 01/06, changed its prior understanding, which was in effect through December 2005 for purposes of transfer of funds to CTEEP to comply with the decision of the 49th Labor Court of São Paulo. According to the current understanding of the State Attorney General, the State Finance Department must disallow certain transfers to CTEEP for purposes of transfer to Fundação CESP to comply with said court decision.

As informed in the Significant Event Notices transcribed above, CTEEP will continue its efforts to change the decision of the 49th Labor Court of São Paulo in order to return the responsibility for the pension plan benefit payment established by State Law No. 4819/58 to the State Finance Department. CTEEP also confirms its legal department's understanding that the expenses arising from State Law No. 4819/58 and related regulation are the full responsibility of the State Finance Department and is analyzing additional actions to protect the Company's interests. The Company records these disallowances as "Accounts receivable - São Paulo State Finance Department" (Note 7).

25 CORPORATE RESTRUCTURING

On July 23, 2007, the Company issued the following significant event notice:

The managements of ISA Capital do Brasil S.A. ("ISA Brasil"), ISA Participações do Brasil Ltda. ("ISA Participações") and CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the provisions of CVM Instruction No. 358, of January 3, 2002, as amended by CVM Instruction No. 449, of March 15, 2007, publicly inform that they will submit to the appreciation, deliberation and approval, as applicable, of the National Electric Energy Agency ("ANEEL") and, subsequently, of their shareholders and quotaholders the following corporate restructuring process:

(i) ISA Brasil is the current controlling stockholder of CTEEP and the holder of the goodwill paid in the process for the acquisition of the share control in the mentioned company ("Goodwill"). ISA Brasil is also the controlling stockholder of ISA Participações.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(ii) The restructuring process comprises the transfer, by ISA Brasil, of the shares held in the capital of CTEEP to the capital of ISA Participações. Subsequently, ISA Participações will be merged into CTEEP and, as a result of this transaction, the Goodwill will be transferred to CTEEP.

(iii) There will be no transfer of the share control in CTEEP as a result of the intended restructuring.

(iv) The managements of the companies involved understand that the current corporate restructuring will allow for better capitalization and cash flow conditions in CTEEP, as a result of the tax saving generated by the amortization of the Goodwill.

(v) The transaction will be implemented in a manner not to cause the transfer of any debts or liabilities and to avoid any adverse impacts on future flows of dividends to the stockholders of CTEEP. The tax benefit portion will be capitalized in favor of ISA Brasil, under the terms of Article 7 of CVM Instruction No. 319, of December 3, 1999.

It is intended that the transaction be concluded in the second six-month period of 2007. The proposed transaction is subject to the previous approval of ANEEL. As soon as the required approval is granted, the other legal steps will be taken and the significant event notice of CVM Resolution No. 319 will be issued.

26 SUBSEQUENT EVENTS

(i) At an Extraordinary Meeting held on October 1, 2007, the Board of Directors approved the payment of dividends to the shareholders, in the amount of R$ 173,511, corresponding to R$ 1.162283 per share. The payment will commence as of October 17, 2007.

(ii) At an Ordinary Meeting held on October 31, 2007, the Board of Directors approved the payment of interest on shareholders' equity, in the amount of R$ 199,615, which corresponds to R$ 1.337140 per share. The payment will commence as of November 19, 2007.

(iii) With a bid of R$ 28.9 million, the Company purchased lot A of auction No. 004/2007 held by ANEEL. This lot comprises the 500-KV transmission lines Colinas - Ribeiro Gonçalves C2 and Ribeiro Gonçalves - São João do Piauí C2, with a total extension of 720 km.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

27 CASH FLOWS

STATEMENTS OF CASH FLOWS FOR THE NINE-MONTH PERIODS ENDED

(In thousands of reais)

	9.30.2007	9.30.2006
Operating activities		
Net income for the period	558,521	363,568
Adjustments to reconcile net income to cash generated by operating activities		
Depreciation and amortization	129,047	127,041
Provision for inventory adjustment	349	-
Deferred income tax and social contribution	156,844	(36,321)
Provision for contingencies	(74,822)	12,689
Residual value of permanent asset disposals	4,369	6,180
Amortization of negative goodwill	(12,739)	(12,739)
Interest and foreign exchange variations on assets and liabilities	7,167	8,723
	768,736	**469,141**
Decrease (increase) in assets		
Trade accounts receivable	(60,662)	(9,710)
Amounts receivable	(76,174)	(37,689)
Inventories	2,960	(2,822)
Deferred income tax and social contribution	(15,728)	32,007
Taxes and contributions	84,663	(159,461)
Pledges and restricted deposits	(9,263)	(1,745)
Prepaid expenses	6,799	99,502
Other	(50,454)	1,537
Increase (decrease) in liabilities		
Suppliers	(113,922)	(80,900)
Taxes payable	34,037	28,687
Salaries	(4,350)	(1,742)
Provisions	(28,442)	(4,987)
Amounts payable	(5,601)	(9,021)
Global reversal reserve - RGR	(596)	(1,739)
Voluntary Termination Program - PDV	(340,153)	-
Provision for fiscal and tax charges	(11,132)	-
Other	53,941	3,148
Net cash generated by operating activities	**234,659**	**324,206**

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	9.30.2007	9.30.2006
Cash flow from investing activities		
Purchases of property, plant and equipment	(345,423)	(291,844)
Increase in deferred charges	(3,327)	-
Intangible assets	(95)	(505)
Net cash used in investing activities	**(348,845)**	**(292,349)**
Cash flow from financing activities		
Loans and financing		
Additions	110,000	-
Payments	(1,207)	(11,503)
Dividends paid	(409,500)	(179,648)
Net cash used in financing activities	**(300,707)**	**(191,151)**
Net decrease in cash and cash equivalents	**(414,893)**	**(159,294)**
Cash and cash equivalents at the end of the period	99,578	525,623
Cash and cash equivalents at the beginning of the period	514,471	684,917
Cash in cash and cash equivalents	**(414,893)**	**(159,294)**

* * *

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02..998.611/0001-04

05.01 - Comments on Company Performance During the Quarter

The Company's main source of revenues is the use of its transmission system by the electric power public service concessionaire and agents of the sector, whose annual tariffs were adjusted through Authorizing Resolution RH/ANEEL 496/07, effective up to June 30, 2008, and linked to the facilities of the Basic Network and Other Transmission Facilities.

In the third quarter of 2007, the Gross Operating Revenue reached R$ 427,715 thousand, which, after the deductions of direct taxes and charges, resulted in a Net Operating Revenue of R$ 379,461 thousand, a decrease of 2.3% in comparison to the R$ 388,212 thousand recorded in the same quarter of the previous year.

The Operating Expenses which can be directly controlled by Management, referring to personnel, materials, third-party services and other, in the amount of R$ 61,729 thousand, accounted for 16.3% of the Net Operating Revenue.

In the third quarter of 2007, the Operating Profit before Financial Results, in the amount of R$ 271,833 thousand, exceeds the R$ 201,571 thousand recorded in the same quarter of 2006 by 34.9%.

The EBITDA, comprised of the previous caption plus the Depreciation amount, reached R$ 315,521 thousand, 83.1% of the Net Operating Revenue.

In view of the results achieved by the Company's operational management in the third quarter of 2007, the Company recorded a Net Income of R$ 196,400 thousand, which exceeds that in the same quarter of 2006, R$ 169,248 thousand, by 16%.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02..998.611/0001-04

16.01 - Other Information Considered Relevant by the Company

In compliance with the rules of Corporate Governance Practices, we present below the stockholdings of all those with a direct or indirect holding which exceeds 5% of each type and class of the Company's shares, up to individual holdings:

1 Analysis of the Company's Stock Composition

The Company's principal shareholders are:

	9.30.2007					
	Number of Shares - In Units					
	Common	%	Preferred	%	Total	%
Controlling shares						
ISA Capital do Brasil S.A.	55,924,465	89.40	-	-	55,924,465	37.46
Management						
Executive Board	-	-	1,300	-	1,300	-
Board of Directors	100	-	400	-	500	-
Supervisory Board	-	-	-	-	-	-
	100	-	1,700	-	1,800	-
Total controlling shares.	55,924,565	89.40	1,700	-	55,926,265	37.46
Outstanding shares						
Government of the State of São Paulo						
State Finance Secretariat	-	-	9,338,731	10.77	9,338,731	6.26
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836	9.85	46,522,459	53.64	52,683,295	35.29
Other						
Grupo Hedging Griffo	-	-	4,873,849	5.62	4,873,849	3.26
Other (b)	473,261	0.75	25,989,633	29.97	26,462,894	17.73
	473,261	0.75	30,863,482	35.59	31,336,743	20.99
Total outstanding shares	6,634,097	10.60	86,724,672	100.00	93,358,769	62.54
Grand total	62,558,662	100.00	86,726,372	100.00	149,285,034	100.00

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02..998.611/0001-04

16.01 - Other Information Considered Relevant by the Company

	9.30.2006					
	Number of Shares - In Units					
	Common	%	Preferred	%	Total	%
Controlling shares						
ISA Capital do Brasil S.A.	31,351,911,751	50.12	-	-	31,351,911,751	21.00
Management						
Executive Board	-	-	212,710	-	212,710	-
Board of Directors.	16	-	32	-	48	-
Supervisory Board	-	-	-	-	-	-
	16	-	212,742	-	212,758	-
	31,351,911,767	50.12	212,742	-	31,352,124,509	21.00
Outstanding shares						
Government of the State of São Paulo						
State Finance Secretariat	198	-	9,338,731,250	10.77	9,338,731,448	6.26
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
Other						
CESPINVEST - Investment Club (a)	8,870,264,655	14.18	-	-	8,870,264,655	5.94
Other (b)	6,619,498,706	10.57	30,864,968,426	35.59	37,484,467,132	25.11
	15,489,763,361	24.75	30,864,968,426	35.59	46,354,731,787	31.05
	31,206,751,036	49.88	86,726,159,451	100.00	117,932,910,487	79.00
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(a) Refers to the investment club of current and retired employees who participated in the share offering arising from the sale of the share control of CTEEP.

(b) Includes stockholders who individually hold less than 5% of each type and class of the Company's shares.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02..998.611/0001-04

16.01 - Other Information Considered Relevant by the Company

2 Stockholdings, by type and class, of all those who hold, directly or indirectly, more than 5% of each type and class of the Company's shares, up to individual holdings:

	9.30.2007					
	Number of Shares - In Units					
	Common	%	Preferred	%	Total	%
ISA Capital do Brasil S.A.						
ISA Interconexión Eléctrica S.A. ESP	828,267,196	100.00	-	-	828,267,196	100.00
Luiz Fernando Alarcón Mantilla	1	-	-	-	1	-
Guido Alberto Nule Amin	1	-	-	-	1	-
Fernando Augusto Rojas Pinto	1	-	-	-	1	-
Carlos Alberto Rodriguez Lopez	1	-	-	-	1	-
	828,267,200	100.00	-	-	828,267,200	100.00
ISA Interconexión Eléctrica S.A. ESP						
Ministério de Hacienda Y Crédito Público.	569,472,561	55.87	-	-	569,472,561	55.87
Empresa Pública de Medellin	102,582,317	10.06	-	-	102.582.317	10.06
Empresa Colombiana de Petróleos - ECOPETROL.	58,925,480	5.78	-	-	58,925,480	5.78
Fondo de Pensiones de Bogotá Obligarorias Protección	50,396,714	4.94	-	-	50,396,714	4.94
Other	237,890,091	23.35	-	-	237,890,091	23.34
	1,019,267,163	100.00	-	-	1,019,267,163	99.99
Empresa Pública de Medellin						
Municipality of Medelin	4,223,308	99.99	-	-	4,223,308	99.99
Other	4	0.01	-	-	4	0.01
	4,223,312	100.00	-	-	4,223,312	100.00
Empresa Colombiana de Petróleos - ECOPETROL						
Ministério de Hacienda Y Crédito Público	3,008,720	99.99	-	-	3,008,720	99.99
Other	8	0.01	-	-	8	0.01
	3,008,728	100.00	-	-	3,008,728	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	488,656,241	53.99	35,191,002	15.68	523,847,243	46.38
BNDES Participações	133,757,951	14.78	-	-	133,757,951	11.84
FND - National Development Fund	45,621,589	5.04	-	-	45,621,589	4.04
FGP - Guarantee Fund for Public -Private Partnerships	40,000,000	4.42	-	-	40,000,000	3.54
Other	196,987,746	21.77	189,283,973	84.32	386,271,719	34.20
	905,023,527	100.00	224,474,975	100.00	1,129,498,502	100.00
BNDES Participações						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	1	100.00	-	-	1	100.00

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02..998.611/0001-04

16.01 - Other Information Considered Relevant by the Company

	9.30.2007					
	Number of Shares - In Units					
	Common	%	Preferred	%	Total	%
Grupo Heding Griffo						
HEDGING GR VERDE MASTER FIM	-	-	1,256,490	25.78	1,256,490	25.78
GREEN HG FUND LLC	-	-	751,355	15.42	751,355	15.42
HG STRATEGY LONG SHORT FIM	-	-	480,670	9.86	480,670	9.86
SKOPOS MASTER FIA	-	-	342,260	7.02	342,260	7.02
HEDGING GR VER EQ MASTER FIA	-	-	320,900	6.58	320,900	6.58
HG DIVIDENDOS FIA	-	-	285,364	5.85	285,364	5.85
LG EMERG MARK DIV FUND PLC	-	-	253,000	5.19	253,000	5.19
HEDGING GRIFFO SKOPOS FUND LLC	-	-	236,267	4.85	236,267	4.85
HG STRATEGY II FIA	-	-	188,899	3.88	188,899	3.88
HG STRATEGY L S MIX MASTER FIM	-	-	138,630	2.84	138,630	2.84
SKOPOS HG GREY CITY FUND LLC	-	-	97,595	2.00	97,595	2.00
HG TOP 30 FIF	-	-	91,900	1.89	91,900	1.89
STRATEGY HG LONG SH FUND LLC	-	-	65,100	1.34	65,100	1.34
HG GLOBAL MACRO MASTER FUND LP	-	-	59,300	1.22	59,300	1.22
HEDGING G T FDO INV FINANCEIRO	-	-	58,700	1.20	58,700	1.20
HG AQUILA FI MULT LONGO PRAZO	-	-	38,000	0.78	38,000	0.78
SKOPOS HG BRK FUND LLC	-	-	32,387	0.66	32,387	0.66
CLARITAS P L S FI MULTIMERCADO	-	-	19,099	0.39	19,099	0.39
HG REMO MASTER FIM	-	-	26,092	0.54	26,092	0.54
STRATEGY HG FUND LLC	-	-	16,800	0.33	16,800	0.33
HEDGING GR CART ADMIN REAL FIF	-	-	14,600	0.30	14,600	0.30
HG QUETZAL FUNDO INV EM AÇÕES	-	-	14,488	0.30	14,488	0.30
HG STRATEGY LS MASTER FIM	-	-	13,900	0.29	13,900	0.29
HG DL ACOES FIA	-	-	12,800	0.26	12,800	0.26
HEDGING G S FUN INV FINANCEIRO	-	-	12,200	0.25	12,200	0.25
HG PROVENCE EQUITY FITVM	-	-	10,000	0.21	10,000	0.21
HG JOREROS FIA	-	-	9,800	0.20	9,800	0.20
CLUBE DE INVESTIMENTO HG REAL	-	-	9,300	0.19	9,300	0.19
HG LULYPATY FIA	-	-	5,700	0.12	5,700	0.12
HG BIZ FIA	-	-	3,500	0.07	3,500	0.07
HG MGC FIA	-	-	3,300	0.07	3,300	0.07
FI S BAN MULT 49 REAL ASSETS	-	-	2,606	0.05	2,606	0.05
HG CAPRI FIA	-	-	2,200	0.05	2,200	0.05
CLARITAS LONG SH FIM LON PRAZO	-	-	301	0.01	301	0.01
CLARITAS E L S FI MULTIMERCADO	-	-	300	0.01	300	0.01
HENRYK ZYLBERMAN ENG COM IND S	-	-	46	-	46	-
	-	-	4,873,849	100.00	4,873,849	100.00

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02..998.611/0001-04

16.01 - Other Information Considered Relevant by the Company

	9.30.2006					
	Number of Shares - In Units					
	Common	%	Preferred	%	Total	%
ISA Capital do Brasil S.A.						
Interconexión Eléctrica S.A. ESP	506,200,997	100.00	-	-	506,200,997	100.00
Board of Directors	3	-	-	-	3	-
	506,201,000	100.00	-	-	506,201,000	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDES Part S.A. - BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
FND - National Development Fund	22,810,794,898	5.04	-	-	22,810,794,898	4.04
FGP - Guarantee Fund for Public-Private Partnerships	20,000,000,000	4.42	-	-	20,000,000,000	3.54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDES Part S.A. - BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

17.01 - Report on the Special Review - Without exceptions

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Shareholders
Companhia de Transmissão de
Energia Elétrica Paulista

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarters ended September 30 and June 30, 2007. This information is the responsibility of the Company's management.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 The statement of cash flows for the nine-month period ended September 30, 2007, contained in Note 27 to the quarterly information, is presented for purposes of additional analysis and is not a required part of the basic quarterly information. This information has been subjected to the auditing procedures described in paragraph 2 and is fairly presented in all material respects in relation to the quarterly information taken as a whole.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

17.01 - Report on the Special Review - Without exceptions

5 As described in Note 24 to the quarterly information, pursuant to the decision of the 49th Labor Court of São Paulo, as from September 2005, Fundação CESP started to process the payroll of the participants in the supplementary pension plan regulated by Law No. 4819/58, through funds transferred by the Company, as carried out up to December 2003. In January 2006, the Attorneys' General Office of the State of São Paulo understood that the responsibility of the State Government is restricted to the limits set forth by the State Constitution in respect of the payment of pension benefits. Since then, the State Government started to disallow a portion of the resources transferred to the Company. Management of the Company, supported by its legal advisors, understands that the payment of the benefits related to the supplementary pension plan is the full responsibility of the State Government. Accordingly, the Company does not record any obligations relating to this plan in its quarterly information.

6 The Quarterly Information mentioned in paragraph one also includes comparative accounting information referring to the statement of income for the quarter and nine-month period ended September 30, 2006. The limited reviews of the Quarterly Information and the statement of cash flows for this quarter and nine-month period were conducted by other independent accountants, who issued a report thereon dated October 16, 2006, containing a qualification related to the Company's revenues arising from agreements entered into prior to October 31, 2003, which should have been taxed which should have been taxed at a total rate of 3.65% for Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) instead of the 9.25% rate used up to May 31, 2006. Accordingly, the regulatory asset recorded by the Company should be reduced. On the other hand, the Company will have the right to offset the PIS and COFINS overpaid as from February 2004. The report also contained a matter of emphasis paragraph relating to the decision of the 49th Labor Court of São Paulo on the processing of the payroll of the supplementary pension plan regulated by Law No. 4819/58.

São Paulo, November 8, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Sérgio Eduardo Zamora
Contador CRC 1SP168728/0-4

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

Contents

END